UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

SMART GLOBAL HOLDINGS, INC.

(Name of Issuer)

Ordinary shares, par value $0.03 per share

(Title of Class of Securities)

G8232Y101

(CUSIP Number)

Andrew J. Schader, Esq.

Silver Lake

55 Hudson Yards

550 West 34th Street, 40th Floor

New York, NY 10001

(212) 981-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Daniel N. Webb, Esq.

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

July 26, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Partners III Cayman (AIV III), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Technology Investors III Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,229
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,229

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Technology Associates III Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,229
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,229

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,229
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake (Offshore) AIV GP III, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,229
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,229

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,229
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14.	Type of Reporting Person (See Instructions) CO

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Sumeru Fund Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Technology Investors Sumeru Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,233
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,233

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,233
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Technology Associates Sumeru Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,233
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,233

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,233
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. SLTA Sumeru (GP) Cayman, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,233
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,233

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,233
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. G8232Y101

1.	Names of Reporting Persons. Silver Lake Sumeru (Offshore) AIV GP, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,233
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,233

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,233
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) Less than 0.1%
14.	Type of Reporting Person (See Instructions) CO

Explanatory Note

This Amendment No. 9 (the “Amendment No. 9”), being filed by Silver Lake Partners III Cayman (AIV III), L.P. (“SLP III Cayman”), Silver Lake Technology Investors III Cayman, L.P. (“SLTI III Cayman,” and together with SLP III Cayman, the “SLP III Cayman Entities”), Silver Lake Technology Associates III Cayman, L.P. (“SLTA III Cayman”), Silver Lake (Offshore) AIV GP III, Ltd. (“SL III Offshore Ltd”), Silver Lake Sumeru Fund Cayman, L.P. (“SLS Cayman”), Silver Lake Technology Investors Sumeru Cayman, L.P. (“SLTI Sumeru Cayman,” and together with SLS Cayman, the “SLS Cayman Entities,” and collectively with the SLP III Cayman Entities, the “Silver Lake Investors”), Silver Lake Technology Associates Sumeru Cayman, L.P. (“SLTA Sumeru Cayman”), SLTA Sumeru (GP) Cayman, L.P. (“SLTA Sumeru GP Cayman”), and Silver Lake Sumeru (Offshore) AIV GP, Ltd. (“SL Sumeru Offshore Ltd” and collectively with SLTA III Cayman, SL III Offshore Ltd, the Silver Lake Investors, SLTA Sumeru Cayman and SLTA Sumeru GP Cayman, the “Reporting Persons), amends the Schedule 13D initially filed on June 9, 2017, as amended by Amendment No. 1 on December 4, 2017, Amendment No. 2 on March 16, 2018, Amendment No. 3 on April 5, 2018, Amendment No. 4 filed on July 11, 2019, Amendment No. 5 filed on October 22, 2020, Amendment No. 6 filed on January 8, 2021, Amendment No. 7 filed on April 28, 2021 and Amendment No. 9 filed July 13, 2021 (as so amended, the “Prior 13D”, and as amended by this Amendment No. 9, the “Schedule 13D”), relating to the Ordinary shares, par value $0.03 per share (the “Ordinary Shares”), of SMART Global Holdings, Inc., a Cayman Islands corporation (the “Issuer”). The Items below amend the information disclosed under the corresponding Items of the Prior 13D as described below. Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported in the Prior 13D. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Prior 13D.

Item 4. Purpose of the Transaction.

Item 4 of the Prior 13D is hereby amended and supplemented by inserting the following at the end thereof:

On July 26, 2021, SLP III Cayman and SLS Cayman distributed all of the Ordinary Shares they directly held, resulting in a distribution of 1,526,909 and 758,335 of the Ordinary Shares, respectively, pro rata to their respective direct and indirect equity holders. As of the time of filing, SLTI III Cayman and SLTI Sumeru Cayman currently intend to sell their remaining 8,229 and 9,233 Ordinary Shares, respectively.

Item 5. Interest in Securities of the Issuer.

Item 5(a) – (b) of the Prior 13D is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

Item 5(c) of the Prior 13D is hereby amended and restated as follows:

(c) Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons have effected any transaction in Ordinary Shares since the filing of Amendment No. 8 to Schedule 13D.

Item 5(e) of the Prior 13D is hereby amended and restated as follows:

Following the distributions on July 26, 2021 described herein, the Reporting Persons no longer beneficially own more than 5% of the outstanding Ordinary Shares.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2021

Silver Lake Partners III Cayman (AIV III), L.P.

By:	Silver Lake Technology Associates III Cayman, L.P., its general partner

	By:	Silver Lake (Offshore) AIV GP III, Ltd., its general partner

By:	/s/ Andrew Schader
	Name:	Andrew Schader
	Title:	Director

Silver Lake Technology Investors III Cayman, L.P.

By:	Silver Lake Technology Associates III Cayman, L.P., its general partner

	By:	Silver Lake (Offshore) AIV GP III, Ltd., its general partner

By:	/s/ Andrew Schader
	Name:	Andrew Schader
	Title:	Director

Silver Lake Technology Associates III Cayman, L.P.

By:	Silver Lake (Offshore) AIV GP III, Ltd., its general partner

By:	/s/ Andrew Schader
	Name:	Andrew Schader
	Title:	Director

Silver Lake (Offshore) AIV GP III, Ltd.

By:	/s/ Andrew Schader
	Name:	Andrew Schader
	Title:	Director

Silver Lake Sumeru Fund Cayman, L.P.

By: Silver Lake Technology Associates Sumeru Cayman, L.P., its general partner

	By:	SLTA Sumeru (GP) Cayman, L.P., its general partner

	By:	Silver Lake Sumeru (Offshore) AIV GP, Ltd., its general partner

By:		/s/ Andrew Schader
Name: Andrew Schader Title: Director

Silver Lake Technology Investors Sumeru Cayman, L.P.

By: Silver Lake Technology Associates Sumeru Cayman, L.P., its general partner

	By:	SLTA Sumeru (GP) Cayman, L.P., its general partner

	By:	Silver Lake Sumeru (Offshore) AIV GP, Ltd., its general partner

By:		/s/ Andrew Schader
Name: Andrew Schader Title: Director

Silver Lake Technology Associates Sumeru Cayman, L.P.

By: SLTA Sumeru (GP) Cayman, L.P., its general partner

	By:	Silver Lake Sumeru (Offshore) AIV GP, Ltd., its general partner

By:		/s/ Andrew Schader
Name: Andrew Schader Title: Director

SLTA Sumeru (GP) Cayman, L.P.

By: Silver Lake Sumeru (Offshore) AIV GP, Ltd., its general partner

By:	/s/ Andrew Schader
Name: Andrew Schader Title: Director

Silver Lake Sumeru (Offshore) AIV GP, Ltd.

By:	/s/ Andrew Schader
Name: Andrew Schader
Title: Director